        Exhibit 4.3

HF FOODS GROUP INC.
2018 OMNIBUS EQUITY INCENTIVE PLAN PERFORMANCE AWARDS AGREEMENT
THIS AGREEMENT made as of _____________ (the “Grant Date”), by and between HF Foods Group Inc. (the “Company”), and _______________ (the “Grantee”).
WITNESSETH:
WHEREAS, the Company has adopted and maintains the HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan effective August 10, 2018, which has been amended as of June 3, 2024 (the “Plan”), and
WHEREAS, the Committee has authorized the grant to the Grantee of a Performance Share Units (“PSU”) Award under the Plan, on the terms and conditions set forth in the Plan and as hereinafter provided,
NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Grantee hereby agree as follows:
1.Plan. This PSU Award is made pursuant to the terms of the Plan which are incorporated herein by reference. Terms used in this Agreement which are defined in the Plan shall have the same meaning as set forth in the Plan.
2.Grant of PSU. The Company hereby grants to the Grantee an Award of ______ shares of PSUs. All PSUs shall be subject to the restrictions and forfeiture provisions contained in the following paragraphs of this Agreement, such restrictions and forfeiture provisions to become effective immediately upon execution of this Agreement by the parties hereto.
3.Vesting.
(a)Except as provided below and subject to the Grantee’s continuation of service with the Company during the vesting period, the PSU shall vest on April 15, 2027 if the Long-Term Incentive Metrics are met. Long-Term Incentive Metrics shall be the metrics reviewed and approved by the compensation committee of the Board of Directors and as communicated to Grantee.
(b)Except as otherwise provided in this Agreement or in the Plan, in the event that the Long-Term Incentive Metrics are not achieved by April 15, 2027, then the PSUs shall not vest and shall be forfeited on April 15, 2027.

HF Foods Group Inc. Omnibus Equity Incentive Plan Performance Share Units Agreement
(c)Termination of Service. In the event of the Grantee’s Termination of service with the Company for any reason or no reason, the provisions of Section 10 of the Plan shall control and Grantee will immediately and automatically forfeit all rights to any of the PSU that otherwise would vest after the date the Grantee’s employment or other service providing relationship ends, subject to any discretionary acceleration of vesting which occurs pursuant to administrative procedures and rules adopted by the Committee.
4.Acceleration of Vesting.
(a)Notwithstanding the foregoing, 100% of the number of Grantee’s unvested PSU shall vest based on target if Grantee’s employment is terminated by the Company without Cause within one year following a Change in Control, provided that Grantee has not given notice of resignation. Notwithstanding the foregoing, the Committee may, in its sole discretion, provide for the acceleration of the vesting of Grantee’s unvested PSUs if Grantee’s employment is terminated by the Company prior to a Change in Control.
(b)Notwithstanding the foregoing, in the event of the Grantee’s death while still a Participant, and provided that Grantee has not, prior to the date of his/her death, been given notice of termination for Cause, 100% of the number of Grantee’s unvested PSU shall vest as of the date of death immediately prior to the time of death.
5.Restrictions on Transfer of PSU. This Agreement and the PSU shall not be transferable other than by will or by the laws of descent and distribution and the PSU shall be settled, during the Grantee’s lifetime, solely to the Grantee.
6.    Payment of PSU. Subject to the terms and conditions set forth in this Agreement and the Plan and upon satisfaction of the vesting requirement as provided in Section 3 and Section 4, the Grantee shall be entitled to receive a number of Shares equal to the number of PSUs specified in Section 2. Such distribution shall be made no later than by the fifteenth (15th) day of the calendar month following the end of the calendar month in which the PSU becomes vested (i.e., no longer subject to a “substantial risk of forfeiture”). The right to receive payment of PSUs are subject to Grantee’s compliance with the terms of any restrictive covenants and employment agreement which Grantee has entered into with the Company.
7.Regulation by the Committee. This Agreement and the PSU shall be subject to the administrative procedures and rules as the Committee shall adopt. All decisions of the Committee upon any question arising under the Plan or under this Agreement, shall be conclusive and binding upon the Grantee and any person or persons to whom any portion of the PSU has been transferred by will, by the laws of descent and distribution.
8.Rights as a Shareholder. The Grantee shall have no rights as a shareholder with respect to Shares subject to the PSU until certificates for Shares are issued to the Grantee.
9.Reservation of Shares. With respect to the PSU, the Company hereby agrees to at all times reserve for issuance and/or delivery upon settlement of the PSU, such number of Shares as shall be required for issuance and/or delivery upon such settlement pursuant to the PSU.

HF Foods Group Inc. Omnibus Equity Incentive Plan Performance Share Units Agreement
10.Withholding.    The Company or an Affiliate shall be entitled to deduct and withhold the minimum amount necessary in connection with the issuance of Shares to the Grantee to satisfy its withholding obligations under any and all federal, state or local tax rules or regulations.
11.    Grantee Acknowledgment. Grantee acknowledges and agrees that the vesting of Shares pursuant to this Performance Stock Unit Agreement is earned only by continuing service with the Company and achievement of the Long-Term Incentive Metrics Grantee further acknowledges and agrees that nothing in this Agreement, nor in the Plan shall confer upon the Grantee any right to continue in the service of the Company, nor shall it interfere in any way with Grantee’s right or the Company’s right to terminate Grantee’s service at any time, with or without Cause. Grantee acknowledges receipt of a copy of the Plan and the Company’s Clawback Policy and represents that he or she is familiar with the terms and provisions thereof. Grantee has reviewed the Plan, the Clawback Policy and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement. By executing this Agreement, the Grantee hereby agrees to be bound by all of the terms of both the Plan and this Agreement.

HF FOODS GROUP INC.

By:
Name: Felix Lin
Its: President and Chief Operating Officer
Date:

ACCEPTED BY:

Grantee:
Date:

ATTEST:

Name:
Date: